EXHIBIT 99.1

Management’s Discussion and Analysis

The discussion that follows provides an analysis of the consolidated operating results and financial position (Management’s Discussion and Analysis - “MD&A”) of The Jean Coutu Group (PJC) Inc. (“the Company” or the “Jean Coutu Group”) for the 13-week period ended August 26, 2006.

Management has presented certain non-Generally Accepted Accounting Principles (“GAAP”) measures in this MD&A. Although operating income before amortization (“OIBA”), OIBA before restructuring charges and earnings (or earnings per share) before specific items are not performance measures defined by Canadian GAAP, management, investors and analysts use these measures to evaluate the operating and financial performance of the Company. Moreover, the Company’s definition of these measures may differ from the ones used by other companies. These measures are reconciled with net earnings, a performance measure defined by Canadian GAAP, in the “additional information” section, which is attached to the Company’s Interim Consolidated Financial Statements.

PRESENTATION OF FINANCIAL STATEMENTS

All financial information appears in US dollars considering our predominant operations in the United States and our US dollar denominated debt, in accordance with Canadian GAAP. The following discussion should be read in conjunction with the Interim Consolidated Financial Statements and related notes as at August 26, 2006 and for the latest fiscal year ended May 27, 2006 as well as the Company’s recent public filings.

Readers may access additional information and filings relating to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute «forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. The words «looking forward," «looking ahead," «believe(s)," «should," «may," «expect(s)," «anticipate(s)," «likely," «opportunity," and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments, and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company’s business model, supplier and brand reputations, and the accuracy of management’s assumptions. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in this MD&A as well as in other Company filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

COMPANY PROFILE

We exercise our activities in the North American drugstore retailing industry in two broad geographic areas, Eastern Canada and the Eastern United States, through corporate and franchised drugstores under the banners of Brooks, Eckerd, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique.

As at August 26, 2006, our Canadian network of PJC Jean Coutu franchised stores (‘‘PJC’’) and our American network of Brooks Eckerd corporate drugstores broken down, geographically and by type of store, as follows:

	Franchised stores	Corporate stores	Total

Canada	327	-	327
United States	-	1,859	1,859

Total	327	1,859	2,186

Canada: The Jean Coutu Group is the second largest pharmacy chain in Canada with 327 stores in Québec, Ontario, and New Brunswick. Our franchising activities include operating two distribution centers and providing services to our PJC stores. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their stores and are responsible for merchandising and financing their inventory. They must provision their stores from our distribution centers, provided that the products requested are available and priced lower or equal to other suppliers. We supply our PJC franchisees with approximately 75% of their products, including almost all prescription drugs. Although PJC retail sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution center sales and royalties.

United States: The US network comprises 1,859 corporate-owned stores operating under the Brooks Pharmacy and Eckerd Pharmacy banners and 6 distribution centers in 18 states in the eastern United States. The head office of The Jean Coutu Group (PJC) USA, Inc. is located in Warwick, Rhode Island, where all corporate and support functions are centralized for the Brooks Eckerd drugstore network. These functions include finance, purchasing, distribution, marketing, human resources, information systems and support, real estate and other departments.

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid Corporation (“Rite Aid”) whereby the Company would dispose of its network in the United States. The Company expects to close this transaction, subject to certain usual conditions, in the third quarter of fiscal 2007. For instance, the issuance of 250 million Rite Aid common shares to The Jean Coutu Group is subject to the approval of Rite Aid’s shareholders at a special meeting, which is expected to take place prior to the end of the current calendar year. The transaction is valued at approximately $3.4 billion, comprised of a cash consideration of $1.45 billion, subject to working capital adjustments, the planned assumption by Rite Aid of the Company’s unsecured senior subordinated notes in the amount of $850.0 million, and 250 million common shares of Rite Aid valued at approximately $1.1 billion, for a 32.0% equity interest and 30.2% voting interest in the expanded Rite Aid pursuant to the transaction. In the event the $850.0 million unsecured senior subordinated notes are not assumed by Rite Aid, the cash consideration would increase to $2.3 billion. Readers are referred to Note 3 of the Unaudited Interim Consolidated Financial Statements and well as the Risks and uncertainties section of this MD&A for more information.

FINANCIAL DATA

The following table presents selected data and operating results for the 13-week periods ended August 26, 2006 and August 27, 2005.

(unaudited, in millions of US dollars, except per share amounts)	13 weeks ended August 26, 2006 $	13 weeks ended August 27, 2005 $

Revenues
Canada	435.5	364.7
United States	2,350.7	2,318.4

	2,786.2	2,683.1

OIBA
Canada	44.7	37.9
United States	55.5	66.5

	100.2	104.4

OIBA before restructuring charges	110.8	104.4

Net earnings (loss)	(108.8)	11.1
Per share	(0.42)	0.04

Earnings before specific items	17.8	12.3
Per share	0.07	0.05

DEFINITION OF FINANCIAL DATA

Revenues

Revenues consist of Canadian and US sales, plus other revenues derived from franchising and retail sales.

Canada. Merchandise sales by our distribution centers to PJC franchisees account for most of our sales in Canada. PJC retail store sales are not included in our revenues. However, changes in their retail sales directly affect our revenues since PJC franchisees purchase most of their inventory from our distribution centers. Other revenues consist of royalties from our franchisees based on a percentage of retail sales, rental revenues and charge-backs to our franchisees in exchange for certain services.

United States. US sales consist of retail sales generated by corporate stores operating under the Eckerd and Brooks banners. Other revenues include rental revenues from our properties leased to third parties.

Gross profit

Gross profit is calculated as follows: sales minus the cost of goods sold from our distribution centers, for our Canadian operations, and the cost of goods sold (which includes distribution costs and estimated inventory losses) in our stores, for the US network.

General and operating expenses

General and operating expenses comprise costs associated with salaries and benefits, rent, advertising, repairs and maintenance, insurance and professional fees.

Operating income before amortization (‘‘OIBA’’)

This term has been defined in the “additional information” section attached to the Company’s Interim Consolidated Financial Statements.

OIBA before restructuring charges

This term has been defined in the “additional information” section attached to the Company’s Interim Consolidated Financial Statements.

Earnings (or earnings per share) before specific items

This term has been defined in the “additional information” section attached to the Company’s Interim Consolidated Financial Statements.

Those specific items are as follows:

(unaudited, in millions of US dollars)	13 weeks ended August 26, 2006 $	13 weeks ended August 27, 2005 $

Impairment loss on assets held for sale	120.0	-
Restructuring charges ($10.6 million pre-tax)	6.4	-
Unrealized foreign exchange losses on monetary items	0.2	1.2

Specific items - total	126.6	1.2

EXCHANGE RATE DATA

The Company’s US dollar reporting currency provides shareholders with more relevant information, considering its predominant operations in the United States and US dollar denominated debt. The following table shows exchange rates based on the Federal Reserve Bank of New York closing rate expressed as US dollars per Canadian dollar.

	Aug 26, 2006	Aug 27, 2005	Aug 28, 2004

Average rate (1)	0.8927	0.8169	0.7508
Closing rate	0.9027	0.8369	0.7631

(1) Calculated using the average noon buying rates for each day of the relevant period.

COMPARISON OF THE 13-WEEK PERIODS ENDED AUGUST 26, 2006 AND AUGUST 27, 2005

Net earnings

For the first quarter of fiscal 2007, the net loss was $108.8 million ($0.42 per share) compared with net earnings of $11.1 million ($0.04 per share) for the first quarter of the previous fiscal year.

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid whereby the Company would dispose of its network in the United States (“the disposal transaction”). The Company expects to close this transaction, subject to certain usual conditions, in the third quarter of fiscal 2007. However, GAAP require that the Company recognizes certain components of the disposal transaction immediately. The after-tax impairment loss recognized during the first quarter of fiscal 2007 amounts to $120.0 million considering the Company is retaining a continuing 32.0% equity interest in the expanded Rite Aid. Readers are referred to Note 3 of the Unaudited Interim Consolidated Financial Statements for more information. Earnings before specific items were $17.8 million ($0.07 per share) compared with $12.3 million ($0.05 per share) for the first quarter of the previous fiscal year.

Canadian network performance continues to improve while US network same-store sales increased due to improved pharmacy sales trends.

Revenues

Total revenues, which include sales and other income, rose $103.1 million or 3.8% to $2.786 billion for the 13-week period ended August 26, 2006 compared with $2.683 billion for the corresponding period in fiscal 2006.

Canada. Revenues from Canadian operations showed double digit growth, reaching $435.5 million, an increase of $70.8 million or 19.4%. Canadian revenues increased by 9.2%, excluding the impact of currency exchange rate fluctuations. During the 13-week period ended August 26, 2006, there were 2 openings including 1 relocation, as well as 1 store closure in the PJC franchised stores network. Sales increases reflected growth resulting from recent network development activity and previous period openings and renovations. For the first quarter ended August 26, 2006, on a same-store basis and in local currency, total PJC retail sales grew 6.2%, pharmacy sales gained 8.6% and front-end sales picked up 2.6% year-over-year.

United States. Revenues from US operations increased to $2.351 billion for the 13-week period ended August 26, 2006, up $32.3 million or 1.4% from the same period last fiscal year. The increase is principally due to growth in year-over-year pharmacy sales, net of the loss of sales from the 78 Eckerd drugstores closed during the first quarter of fiscal 2006. Total revenue from these closed stores was $21.2 million for the first quarter of fiscal 2006. During the first quarter of fiscal 2007 and on a same-store basis, total retail sales increased 2.4%, pharmacy sales gained 3.3% and front-end sales decreased 0.2% year-over-year. During the first quarter of fiscal 2007, there were 5 new store openings including 3 relocations, 3 store acquisitions and 4 store closures.

Brooks Eckerd same-store sales continued to improve in the pharmacy section even though they were impacted by the conversion of brand name drugs to generics, which generally have a lower selling price, but higher gross margins to the drugstore retailer. The effect of generic drugs replacing brand drugs on pharmacy sales growth was 270 basis points during the first quarter of fiscal 2007. During the quarter ended August 26, 2006, generic prescriptions accounted for 58.2% of all prescriptions sold, compared to 54.7% during the quarter ended August 27, 2005. Prescriptions from Medicare Part D represented 14.4% of all prescriptions sold during the quarter ended August 26, 2006. Front-end sales decreased 1.1% principally due to the decline in the film and photo category. Sales in the consumables category showed the strongest performance of all front-end categories.

Gross profit

Canada. Gross profit from Canadian operations was $34.6 million for the first quarter compared to $28.7 million for the corresponding period of the previous fiscal year. Gross margin was 8.9% for the 13-week periods ended August 26, 2006 and August 27, 2005.

United States. Gross profit from US operations amounted to $582.9 million for the 13-week period ended August 26, 2006 compared with $587.9 million for the corresponding period of the previous fiscal year. Gross margin decreased to 24.8% for the 13-week period ended August 26, 2006 compared with 25.4% for the corresponding period in fiscal 2006, due to pressures on pharmacy and front-end margins.

Other revenues

Other revenues, which are included in total revenues in the Company’s Interim Consolidated Financial Statements, increased to $48.4 million in the first quarter of fiscal 2007 from $45.3 million for the same period of the previous fiscal year. This increase is due principally to currency exchange rate fluctuations on revenues earned in Canadian operations.

General and operating expenses

General and operating expenses for the 13-week period ended August 26, 2006 were $556.0 million, down from $558.4 million for the same period last fiscal year, a decrease of $2.4 million or 0.4%. It represented 20.0% of revenues compared with 20.8% a year earlier.

Canada. General and operating expenses performance for the quarter represented 8.5% of revenues versus 9.2% last fiscal year.

United States. General and operating expenses represented 22.1% of revenues in the United States versus 22.6% a year earlier. This item decreased to $519.2 million in the first quarter of fiscal 2007 from $524.8 million during the first quarter of fiscal 2006.

Restructuring charges

During the first quarter of fiscal 2007, the Company adopted a transition pay program associated with the disposal transaction. The charges related to this program amount to $10.6 million ($6.4 million after-tax) for the quarter. Total expected restructuring charges to be assumed by the Company are estimated at $25.0 million.

OIBA

OIBA decreased in the first quarter of fiscal 2007 to $100.2 million from $104.4 million in the corresponding period of fiscal 2006. OIBA decreased by $4.2 million compared to the corresponding period of fiscal 2006 and, as a percentage of revenues, ended the quarter at 3.6% compared with 3.9% for the same period in fiscal 2006.

Fiscal 2007 first quarter OIBA was impacted by certain restructuring charges principally related to the adoption of a transition pay program associated with the announced transaction. OIBA before restructuring charges amounted to $110.8 million during the first quarter of fiscal 2007 and ended the first quarter at 4.0% compared with 3.9% for the same period in fiscal 2006.

Amortization

Amortization charges decreased to $57.3 million during the first quarter of fiscal 2007, down $3.4 million from the corresponding period in fiscal 2006.

Financing expenses

Financial expenses were $50.9 million during the first quarter of fiscal 2007, an increase of $0.2 million over the first quarter of fiscal 2006, due principally to a year-over-year increase in interest costs on the $1.2 billion of debt which bears interest at floating rates, offset by debt repayments made during the year. The weighted average interest rate on the Company’s long-term debt was 7.9% during the first quarter of fiscal 2007 compared with 6.8% for the corresponding period of fiscal 2006.

Income taxes

There was an income tax recovery of $20.1 million in the first quarter of fiscal 2007 compared with $19.0 million for the same period last year. The low effective tax rate is a result of the financing structure established as part of the Eckerd acquisition.

QUARTERLY RESULTS OF OPERATIONS

(unaudited, in millions of US dollars, unless otherwise noted)	Q1 2007 $	Q4 2006 $	Q3 2006 $	Q2 2006 $	Q1 2006 $	Q4 2005 $	Q3 2005 $	Q2 2005 $

Revenues	2,786.2	2,875.2	2,875.5	2,709.3	2,683.1	2,768.4	2,815.4	2,696.9

OIBA	100.2	129.9	137.2	125.1	104.4	148.4	125.3	117.1

OIBA before restructuring charges	110.8	129.9	137.2	125.1	104.4	148.4	125.3	117.1

Net earnings (loss)	(108.8)	30.3	31.6	30.8	11.1	46.2	39.9	(4.0)
Per share	(0.42)	0.12	0.12	0.12	0.04	0.18	0.15	(0.02)

Earnings before specific items(1)	17.8	41.5	31.9	29.0	12.3	45.8	27.4	14.8
Per share	0.07	0.16	0.12	0.11	0.05	0.18	0.10	0.06

(1) Specific items include unrealized gains on derivative financial instruments in the second and third quarters of fiscal 2005.

•	The Company acquired 1,549 Eckerd drugstores on July 31, 2004, during the first quarter of fiscal 2005, resulting in a substantial change in operations and operating results.
•

During the second and third quarters of fiscal 2005, there was a $19.7 million unrealized foreign exchange loss followed by a $11.9 million unrealized foreign exchange gain on monetary items related to the Eckerd acquisition, reflecting the loss and gain until the Company reviewed its arrangements and related documentation. The fiscal 2005 unrealized loss amounted to $7.8 million.

•

Fiscal 2005 fourth quarter OIBA was positively impacted by $21 million, due to changes in estimates for some Eckerd network operating expenses and revenues on the basis of new information obtained during the quarter. These changes in estimates were accounted for on a prospective basis.

•

At the end of the fiscal year ended May 28, 2005, the Company announced the closing of 78 non performing Eckerd drugstores, which was completed during the first quarter of fiscal 2006. The net addition to the provision for store closures and to the write-down of related assets, which are included in the purchase price equation as at May 28, 2005, amounted to $100.5 million.

•

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid Corporation whereby the Company would dispose of its network in the United States. The Company expects to close this transaction, subject to certain usual conditions, in the third quarter of fiscal 2007. However, GAAP require that the Company recognize certain components of the disposal transaction immediately. The after-tax impairment loss recognized during the first quarter of fiscal 2007 amounts to $120.0 million.

The weather has an effect on the general population’s health and, by extension, on the Company’s retail sales and those of our franchised outlets. For example, in winter, the Company sells more cold and flu medicine, while in summer allergy and sun protection products are in greater demand. Corporate and franchised outlet sales are affected by holidays such as Christmas, Easter, Thanksgiving, Valentine’s Day, Mother’s Day and Father’s Day. The peak sales period is generally the Company’s third quarter of its fiscal year, which includes Christmas.

FINANCIAL POSITION

All assets and liabilities of US operations have been classified as assets and liabilities held for sale as at August 26, 2006 Consolidated Balance Sheet. Readers are referred to Note 3 of the Interim Consolidated Financial Statements for a comparison of the assets and liabilities of US operations as at August 26, 2006 with those as at May 27, 2006.

Total assets were $5.545 billion as at August 26, 2006, a decrease of $45.7 million from May 27, 2006. Cash and cash equivalents, which amounted to $135.8 million as at May 27, 2006, decreased to $51.0 million as at August 26, 2006, or to $91.8 million including the cash and cash equivalents of the assets held for sale.

Cash used in non-cash asset and liability items decreased to $41.0 million in fiscal 2007 compared with $146.6 million in fiscal 2006. Readers are referred to Note 11 of the Interim Consolidated Financial Statements for a listing of the net changes in non-cash operating asset and liability items.

Shareholders’ equity amounted to $1.570 billion as at August 26, 2006, an increase of $4.4 million from May 27, 2006, resulting principally from an increase in the foreign currency translation adjustments account, net of the loss recorded during the quarter. The $119.8 million increase in the foreign currency translation adjustments account was due principally to the required recognition of the cumulative translation adjustment balance related to the Company’s investment in its US subsidiary.

The following table provides a summary of information with respect to the Company’s financial position at the end of the financial periods indicated. Readers are also referred to the footnotes of the Fiscal 2006 Consolidated Financial Statements, and to publicly available credit and debt agreements.

	As at August 26, 2006	As at May 27, 2006

Net debt/ Book capitalization	59.2%	59.0%
Net debt / LTM OIBA(1)	4.6	4.5
LTM OIBA / LTM Interest(1)	2.4	2.4

(1) LTM: Last twelve months.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows are generated by: i) the sale of prescription drugs and other products by corporate-owned stores, ii) merchandise sales to, and rent received from, PJC franchised stores, iii) the collection of royalties from PJC franchisees, and iv) rent from properties leased to tenants other than franchisees. These cash flows are used: i) to purchase products and services for resale, ii) to finance operating expenses, iii) for debt service, iv) for real estate investments, and v) to finance capital expenditures incurred to renovate and open stores, and replace equipment. We have typically financed capital expenditures and working capital requirements through cash flow from operating activities. Our larger acquisitions have been financed through long-term debt and equity.

Cash flow from operating activities

Cash provided by operating activities was $9.4 million for the 13-week period ended August 26, 2006, compared with $95.4 million used in these activities for the same period in fiscal 2006. The $120.0 million after-tax impairment loss on assets held for sale recorded during the first quarter of fiscal 2007 is a non-cash item. Readers are referred to Note 11 of the Interim Consolidated Financial Statements for a listing of the net changes in non-cash operating asset and liability items.

Cash flow from investing activities

Cash used in investing activities was $43.6 million for the 13-week period ended August 26, 2006 compared with $35.6 million for the same period in fiscal 2006. $42.3 million was used to acquire capital assets during the first quarter of fiscal 2007 compared with $37.8 million for the same period in fiscal 2006. During the first quarter of fiscal 2007, 3 new drugstores were opened, of which 2 were relocations, 1 store was acquired, 1 drugstore was closed and several others were expanded or renovated. During the first quarter of fiscal 2007, the Company purchased intangible assets in the amount of $1.7 million, compared with $5.5 million for the same period in fiscal 2006. During the first quarter of fiscal 2007, the Company received $0.3 million of proceeds from the disposal of capital and intangible assets compared with $8.6 million for the same period last fiscal year.

Cash flow from financing activities

During the 13-week period ended August 26, 2006, $10.3 million was used in financing activities compared with $87.8 million cash provided by these activities for the same period in fiscal 2006. During the first quarter of fiscal 2007, the Company repaid long-term debt in the amount of $10.3 million, net of issuance compared with an $87.4 million net increase in long-term debt for the same period in fiscal 2006.

The Company had $91.8 million of cash and cash equivalents as at August 26, 2006 compared with cash and cash equivalents of $135.8 million as at May 27, 2006. The August 26, 2006 figure includes $40.8 million of cash and cash equivalents grouped with current assets held for sale. In addition, it had access to an unused portion of up to $274.7 million of its $350.0 million revolving facility maturing in 2009, net of $75.3 million of outstanding letters of credit.

The Company has operating liquidities and access to credit facilities to finance its operating activities and it is in compliance with all of its debt covenants as at August 26, 2006.

Current ratings for the Company’s credit facilities and senior notes, as confirmed by Standard & Poor’s (S&P), Moody’s Investors service (Moody’s), Fitch Ratings (Fitch) and Dominion Bond Rating Service (DBRS), are as follows:

	S&P	Moody’s	Fitch	DBRS

Secured credit facilities Senior notes • Unsecured • Unsecured subordinated	BB- B- B-	B2 B3 Caa2	BB- B+ CCC+	B (high) B B (low)

In assessing the Company’s financial strength, management believes that the rating agencies considered the Company’s strategies, results, capital structure and financial policies, as well as its consolidated balance sheet. The Company does not subscribe to the services of Fitch and DBRS.

The Company’s existing bank covenants and interest rates are not based on corporate ratings; however, the Company’s debt ratings have a direct impact on future borrowing costs, access to capital markets and new store operating leases.

CAPITAL STOCK

As at August 26, 2006, and October 10, 2006, the total number of Class A subordinate voting shares (TSX: PJC.A) issued was 142.3 million and the number of Class B shares amounted to 119.4 million for a total of 261.7 million shares outstanding.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Readers are referred to the table of material contractual cash obligations under our long-term debt, long-term leases, inventories, services and capital assets commitments included in the fiscal 2006 MD&A as of May 27, 2006.

Long-term debt

On July 31, 2004, the Company completed the Eckerd acquisition. This acquisition was funded by a combination of long-term credit facilities, notes and the issuance of subordinate voting shares. Long-term debt, including current portion, amounted to $2,368 billion as at August 26, 2006.

Operating lease obligations

The Company leases a substantial portion of its real estate using conventional operating leases. Generally, the Company’s real estate leases are for primary terms of 10 to 20 years with options to renew.

As at May 27, 2006, operating lease obligations until 2047 amounted to $4.210 billion, and are mostly in connection with leased properties. The Company has also signed lease and sublease agreements under which it will receive minimum payments totaling $308.4 million until 2047.

FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

We are exposed to market risk relating to changes in interest rates with regard to our variable rate debt. We have $1.2 billion of debt which bears interest at floating rates.

During fiscal 2005, the Company entered into two interest rate swap transactions maturing in July 2011 to fix the LIBOR rate on a notional portion of $200 million of the Company’s term loan facilities at 4.11%. These transactions qualified for hedge accounting up to August 23, 2006, at which time they no longer qualified as a result of the announced disposal of US operations and the expected related repayment of debt.

Guarantees and buyback agreements

The Company has guaranteed reimbursement of certain bank loans contracted by franchisees to a maximum amount of $4.3 million. The Company is also committed to financial institutions to purchase the equipment and inventories of some of its franchisees. As of August 26, 2006, the maximum value of the equipment and inventories buyback agreements was approximately $20.0 million and $77.5 million respectively.

FOREIGN EXCHANGE RISK MANAGEMENT

Even though the Company’s reporting currency is the US dollar, non-Consolidated Financial Statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities in foreign currencies at their historical rates, and statement of earnings items in foreign currencies at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings, unless subject to hedge accounting.

RELATED PARTY TRANSACTIONS

Our operations include transactions with an enterprise controlled by an executive with significant influence on the Company. As at August 26, 2006, Mr. François J. Coutu, President of Canadian Operations and Vice-Chairman of the Company, owned a PJC franchise. The transactions between the Company and this enterprise are executed in the normal course of business and measured at the exchange amount.

CHANGES IN ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

There were no changes in accounting policies that had a material impact on the Company’s Interim Consolidated Financial Statements during the first quarter of fiscal 2007.

RISKS AND UNCERTAINTIES

Rite Aid transaction

The Rite Aid – Jean Coutu Group transaction is expected to close during the third quarter of fiscal 2007. There are risks related to this transaction including the fact that it is subject to the receipt of consents and approvals from US government entities and Rite Aid stockholders. In addition, subsequent to closing, Rite Aid may not realize all benefits of synergies because of integration difficulties and other challenges, which could affect the value of the Company’s continuing 32.0% equity interest in Rite Aid. The value of the disposal transaction and the Company’s impairment loss will vary based on the market price of Rite Aid shares, changes in the Canadian and US dollar exchange rate and US operating results until the closing of the announced transaction.

The market for prescription drugs

The Company is reliant on prescription drug sales for a significant and growing portion of its revenues and earnings. Prescription drug sales are subject to numerous federal, state, provincial and local laws and regulations governing many aspects of the sale and dispensing of prescription drugs, as well as the approval of new drugs. The Company’s revenues are affected by the frequency and rate of introduction of successful prescription drugs. In addition, the conversion of prescription drugs to over-the-counter medication often creates a source of confusion for the customer that could result in a decrease in retail sales.

The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies, governmental entities and organizations, and other third party payers to reduce prescription drug costs and pharmacy reimbursement rates could have an effect on revenue growth.

Pharmacy sales and gross margins will be affected by the increased proportion of sales resulting from the introduction of Medicare Part D Drug Benefit coverage in the United States, as well as by the continued efforts by various government entities to reduce state Medicaid pharmacy reimbursement rates.

Competition

The Company faces competition from all sides: local, regional, national and international companies, other drugstore chains and banners, independent pharmacies, supermarkets, discount retailers and Internet companies. This increased competition could lead to greater pricing pressure, a situation that would force us to increase sales volume and sell products and services at a lower price in order to remain competitive.

Pharmaceutical products supply chain

Eckerd and Brooks drugstores obtain a majority of their pharmaceutical products from a single supplier, McKesson Corporation, with whom the Company has a long-term supply contract that is scheduled to expire in fiscal 2010. Any significant disruption in the Company’s relationship with McKesson and related issues could have a material adverse effect on the Company. Failure to renew this contract with McKesson or another supplier under similar terms and conditions, or to move to a self-distribution model, could significantly disrupt operations and adversely affect the sales and profitability of US operations.

Variable rate debt

Our credit facilities are subject to variable interest rates, thus exposing us to interest rate risk. Should interest rates rise, our variable rate debt service obligations would increase even if the amount borrowed remained the same.

Currency fluctuation

Our revenues are earned in US and Canadian dollars, whereas our credit facilities are denominated in US dollars only. Fluctuations in US and Canadian exchange rates could therefore expose the Company to currency risks.

Readers are referred to the MD&A included in the Company’s fiscal 2006 Annual Report for a full description of risks and uncertainties.

STRATEGIES AND OUTLOOK

With the announcement of the Rite Aid-Jean Coutu Group transaction, the Company will be well positioned to capitalize on the growth in the North American drugstore retailing industry. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its drugstore networks.

The Company operates its Canadian and US networks with a focus on sales growth, its real estate program and operating efficiency. The initial budget for the 2007 fiscal year called for capital expenditures of approximately $300 million, representing $250 million in the United States and $50 million in Canada. Investments will be revised in light of the announced transaction with Rite Aid.

Management expects that the announced transaction with Rite Aid, which is expected to close in the third quarter of fiscal 2007, will help create shareholder value. The Jean Coutu Group will optimize its US presence by transforming its investment in a regional drugstore chain into the leading ownership position of a major national chain with enhanced scale to better compete in the US drugstore industry. The Company’s’ 32.0% equity ownership position in the expanded Rite Aid will allow shareholders to participate in the economic benefits of expected synergies. The cash proceeds from the transaction will be used to retire debt, enhancing financial flexibility.

October 10, 2006

The Jean Coutu Group (PJC) Inc.

Unaudited interim consolidated financial statements

August 26, 2006 and August 27, 2005

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings	13 weeks
Periods ended August 26, 2006 and August 27, 2005	2006	2005

(in millions of US dollars, unless otherwise noted)	$	$
	(unaudited)	(unaudited)

Sales	2,737.8	2,637.8
Other revenues (Note 2)	48.4	45.3

	2,786.2	2,683.1
Operating expenses
Cost of goods sold	2,120.3	2,021.2
General and operating expenses	556.0	558.4
Restructuring charges (Note 3)	10.6	-
Amortization (Note 4)	57.3	60.7

	2,744.2	2,640.3

Operating income	42.0	42.8
Financing expenses (Note 5)	50.9	50.7
Impairment loss on assets held for sale (Note 3)	120.0	-

Loss before income tax recovery	(128.9)	(7.9)
Income tax recovery	(20.1)	(19.0)

Net earnings (loss)	(108.8)	11.1

Earnings (loss) per share, in dollars (Note 6)
Basic	(0.42)	0.04
Diluted	(0.42)	0.04

Consolidated statement of retained earnings	13 weeks
Periods ended August 26, 2006 and August 27, 2005	2006	2005

(in millions of US dollars)	$	$
	(unaudited)	(unaudited)

Balance, beginning of period	864.4	787.6
Net earnings (loss)	(108.8)	11.1

	755.6	798.7
Dividends	7.0	6.5

Balance, end of period	748.6	792.2

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets	As at August 26, 2006	As at May 27, 2006

(in millions of US dollars)	$	$
	(unaudited)	(audited)

Assets
Current assets
Cash and cash equivalents	51.0	135.8
Accounts receivable	120.8	555.5
Income taxes receivable	7.6	16.5
Inventories	102.3	1,744.9
Prepaid expenses and other	4.4	47.3
Current assets held for sale (Note 3)	2,188.0	-

	2,474.1	2,500.0
Investments	24.6	25.4
Capital assets	272.2	1,385.8
Intangible assets	-	689.4
Goodwill	18.1	876.8
Other long-term assets	105.3	113.6
Long-term assets held for sale (Note 3)	2,651.0	-

	5,545.3	5,591.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	151.2	1,079.6
Future income taxes	-	147.8
Current portion of long-term debt	76.1	78.8
Current liabilities related to assets held for sale (Note 3)	1,085.5	-

	1,312.8	1,306.2
Long-term debt	2,291.5	2,312.0
Other long-term liabilities (Note 7)	25.8	407.1
Long-term liabilities related to assets held for sale (Note 3)	345.1	-

	3,975.2	4,025.3

Shareholders’ equity
Capital stock	577.9	577.9
Contributed surplus	2.8	2.4
Retained earnings	748.6	864.4
Foreign currency translation adjustments	240.8	121.0

	1,570.1	1,565.7

	5,545.3	5,591.0

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows	13 weeks
Periods ended August 26, 2006 and August 27, 2005	2006	2005

(in millions of US dollars)	$	$
	(unaudited)	(unaudited)

Operating activities
Net earnings (loss)	(108.8)	11.1
Items not affecting cash
Amortization	61.5	64.6
Impairment loss on assets held for sale	120.0	-
Future income taxes	(21.5)	(18.3)
Other	(0.8)	(6.2)

	50.4	51.2
Net changes in non-cash asset and liability items	(41.0)	(146.6)

Cash flow provided by (used in) operating activities	9.4	(95.4)

Investing activities
Investments and temporary investments	0.9	(0.6)
Purchase of capital assets	(42.3)	(37.8)
Proceeds from the disposal of capital assets	0.2	0.8
Purchase of intangible assets	(1.7)	(5.5)
Proceeds from the disposal of intangible assets	0.1	7.8
Other long-term assets	(0.8)	(0.3)

Cash flow used in investing activities	(43.6)	(35.6)

Financing activities
Issuance of long-term debt, net of expenses	2.6	99.6
Repayment of long-term debt	(12.9)	(12.2)
Issuance of capital stock	-	0.4

Cash flow provided by (used in) financing activities	(10.3)	87.8

Effect of foreign exchange rate changes on cash and cash equivalents	0.5	8.0

Decrease in cash and cash equivalents	(44.0)	(35.2)
Cash and cash equivalents, beginning of period	135.8	132.2

Cash and cash equivalents, end of period (1)	91.8	97.0

(1) Includes $40.8 million of cash and cash equivalents grouped with current assets held for sale as of August 26, 2006.

See complementary cash flow information in Note 11.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended August 26, 2006 and August 27, 2005
(in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the “PJC Jean Coutu” banner, operates two distribution centers and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the “Brooks” and “Eckerd” banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“GAAP”); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	13 weeks
	2006	2005

	$	$
	(unaudited)	(unaudited)

Revenues (1)
Franchising	435.5	364.7
Retail sales	2,350.7	2,318.4

	2,786.2	2,683.1

Operating income before amortization
Franchising	44.7	37.9
Retail sales	55.5	66.5

	100.2	104.4

Amortization
Franchising (2)	4.0	4.0
Retail sales	54.2	57.6

	58.2	61.6

Operating income
Franchising	40.7	33.9
Retail sales	1.3	8.9

	42.0	42.8

(1) Revenues include sales and other revenues.
(2) Including amortization of incentives paid to franchisees.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended August 26, 2006 and August 27, 2005
(in millions of US dollars)

	13 weeks
	2006	2005

	$	$
	(unaudited)	(unaudited)

Acquisition of capital assets and intangible assets
Franchising	6.7	5.0
Retail sales	37.3	38.3

	44.0	43.3

	As at August 26, 2006	As at May 27, 2006

	$	$
	(unaudited)	(audited)

Capital assets, intangible assets and goodwill
Franchising	290.3	286.9
Retail sales	2,645.3	2,665.1

	2,935.6	2,952.0

Total assets
Franchising	706.3	729.5
Retail sales	4,839.0	4,861.5

	5,545.3	5,591.0

The Company’s revenues, capital assets, intangible assets and goodwill as well as total assets for the geographic areas of Canada and the United States correspond respectively, to the franchising and retail sales segments.

(1) Revenues include sales and other revenues.
(2) Including amortization of incentives paid to franchisees.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended August 26, 2006 and August 27, 2005
(Tabular amounts are in millions of US dollars unless otherwise noted)

1. Financial statement presentation

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the most recently prepared annual consolidated financial statements for the year ended May 27, 2006.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates relate to: inventory valuation, valuation of long-term assets, impairment on assets held for sale, and reserves and allowances, specifically those related to store closures, workers’ compensation and general liability, and income taxes.

These unaudited interim consolidated financial statements have been prepared based on accounting policies and methods of application consistent with those used in the preparation of the most recently prepared audited annual consolidated financial statements.

The Company’s business follows a seasonal pattern. The peak sales period is generally the Company’s third quarter of its fiscal year, which includes Christmas.

2. Other revenues

	13 weeks
	2006	2005

	$	$

Royalties (1)	23.3	19.5
Rent	14.9	14.6
Sundry	10.2	11.2

	48.4	45.3

(1) The amortization of incentives paid to franchisees of $936,000 for the thirteen-week period ended August 26, 2006 is applied against royalties ($904,000 for the thirteen-week period ended August 27, 2005).

3. Assets held for sale

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid Corporation, a public company traded on the New York Stock Exchange, whereby the Company would dispose of its network in the United States comprising 1,858 corporate establishments that retail pharmaceutical and parapharmaceutical products, located in 18 states in Northeastern, mid-Atlantic and Southeastern United States (the “US Operations”). The US operations represent the totality of the retail sales segment of the Company.

The transaction is valued at approximately $3.4 billion, comprised of a cash consideration of $1.45 billion, subject to working capital adjustments, the planned assumption by Rite Aid Corporation of the Company’s unsecured senior subordinated notes in the amount of $850.0 million, and 250,000,000 common shares of Rite Aid Corporation valued at approximately $1.1 billion, for a 32.0% equity interest and 30.2% voting interest in the expanded Rite Aid Corporation pursuant to the transaction. In the event the $850.0 million unsecured senior subordinated notes are not assumed by Rite Aid Corporation, the cash consideration would increase to $2.3 billion.

Impairment loss on assets held for sale

The Company expects to close this transaction, subject to certain usual conditions, in the third quarter of fiscal 2007. However, GAAP require that the Company recognizes certain components of the disposal transaction immediately. At August 26, 2006, the investment in the US Operations was written down to its fair value net of estimated transaction costs which resulted in a loss recognized during the quarter in the amount of $120.0 million. Included in this loss is $128.0 million representing the immediate recognition of 68.0% of the cumulative translation adjustment balance related to the US operations.

The above impairment is subject to fluctuations due to changes in the Canadian and US dollar exchange rate and the value of the Rite Aid Corporation shares to be received as consideration until the transaction closes. The value of the Rite Aid Corporation shares used to determine the above impairment is $4.36 and was based on their average market price over a very short period of time before and after the quarter-end date. The exchange rate used is the quarter-end foreign exchange rate.

As a result of this expected transaction, the Company expects to repay its term loan facilities maturing on July 30, 2009 and 2011 and its $350.0 million unsecured senior notes. The charges to be recorded when these debts are reimbursed, consisting of debt retirement costs and write-off of deferred financing fees, are estimated, based on current interest and exchange rates, to be $60.0 million after tax.

3. Assets held for sale (continued)

US Operations will not be presented as discontinued operations considering the continuing involvement of the Company in the expanded Rite Aid Corporation, which will include the US Operations after the disposal transaction. Upon closing, the investment in Rite Aid Corporation will be accounted for using the equity method.

Restructuring charges

During the quarter, the Company adopted a transition pay program associated with the disposal transaction. The charges related to this program amount to $10.6 million for the quarter of which $1.2 million was paid during the quarter. The unpaid portion is accounted for in the accounts payable and accrued liabilities grouped with the current liabilities related to assets held for sale. Total expected restructuring charges to be assumed by the Company are estimated at $25.0 million.

Operating summary of the US Operations for the periods ended August 26, 2006 and August 27, 2005:

	13 weeks
	2006	2005

	$	$

Sales	2,348.3	2,315.0
Other revenues	2.4	3.4
Operating expenses
Cost of good sold	1,765.4	1,727.1
General and operating expenses	519.2	524.8
Restructuring charges	10.6	-
Amortization	54.2	57.6

Operating income	1.3	8.9

3. Assets held for sale (continued)

Net asset held for sale as of August 26, 2006 and comparative figures as of May 27, 2006:

	Held for sale as at August 26, 2006	Comparative figures as at May 27, 2006 (1)

	$	$

Current assets
Cash and cash equivalents	40.8	110.7
Accounts receivable	415.8	415.9
Income taxes receivable	10.4	8.8
Inventories	1,677.4	1,618.3
Prepaid expenses and other	43.6	38.4

Current assets	2,188.0	2,192.1

Long-term assets
Capital assets	1,107.7	1,116.9
Intangible assets	678.9	689.4
Goodwill	858.7	858.7
Other long-term assets	5.7	4.4

Long-term assets	2,651.0	2,669.4

Current liabilities
Accounts payable and accrued liabilities	920.3	884.6
Future income taxes	156.5	147.0
Current portion of long-term debt	8.7	9.0

Current liabilities	1,085.5	1,040.6

(1) Comparative figures as of May 27, 2006 are presented for information only.

3. Assets held for sale (continued)

Net asset held for sale as of August 26, 2006 and comparative figures as of May 27, 2006:

	Held for sale as at August 26, 2006	Comparative figures as at May 27, 2006 (1)

	$	$
Long-term liabilities
Long-term debt	4.2	5.3
Deferred revenues	8.9	9.8
Deferred lease obligations	26.6	24.7
Unfavorable leases	28.7	29.5
Workers’ compensation and general liability	66.7	64.5
Liabilities for store closures	68.8	72.4
Future income taxes	132.5	171.4
Other	8.7	8.7

Long-term liabilities	345.1	386.3

Net asset	3,408.4	3,434.6

(1) Comparative figures as of May 27, 2006 are presented for information only.

4. Amortization

	13 weeks
	2006	2005

	$	$

Capital assets	43.9	48.5
Intangible assets	13.3	12.2
Deferred costs	0.1	-

	57.3	60.7

5. Financing expenses

	13 weeks
	2006	2005

	$	$

Interest on long-term debt	47.7	45.9
Amortization of deferred financing fees	3.3	3.0
Unrealized foreign exchange losses on monetary items	0.2	1.2
Realized foreign exchange losses on monetary items	-	0.1
Other financing expenses, net	(0.3)	0.5

	50.9	50.7

6. Earnings (loss) per share

The reconciliation of the numbers of shares used to calculate the diluted earnings (loss) per share is established as follows:

	13 weeks
	2006	2005

	(in millions)	(in millions)
Weighted average number of shares used to compute basic earnings (loss) per share	261.7	261.6
Effect of dilutive stock options	-	0.6

Weighted average number of shares used to compute diluted earnings (loss) per share	261.7	262.2

For the thirteen-week period ended August 26, 2006, 2,451,000 antidilutive stock options have been excluded from the computation of diluted earnings (loss) per share (17,000 for the thirteen-week period ended August 27, 2005).

7. Other long-term liabilities

	As at August 26, 2006	As at May 27, 2006

	$	$

Deferred revenues	21.2	31.3
Deferred lease obligations	4.5	29.0
Unfavorable leases	-	29.6
Workers’ compensation and general liability	-	64.5
Liabilities for store closures	-	72.4
Future income taxes	0.1	171.5
Other	-	8.8

	25.8	407.1

8. Liabilities for store closures

Liabilities for store closures, related to the retail sales segment, total $88.3 million including the short and long term portions as at August 26, 2006 (May 27, 2005 - $94.8 million) and consist of the present value of lease obligations, net of estimated sublease rental income and other exit costs. For the thirteen-week period ended August 26, 2006, payments of $6,537,000 ($6,362,000 for the thirteen-week period ended August 27, 2005) were applied against the provision. Also, for the thirteen-week period ended August 26, 2006, a charge of $431,000 ($884,000 for the thirteen-week periods ended August 27, 2005) was recorded in the results to reflect other store closures.

9. Stock-based compensation plan

The Company has a fixed stock option plan. Since June 1, 2003, stock-based compensation cost is recorded under the fair value method. The expense recorded is $362,000 for the thirteen-week period ended August 26, 2006 ($205,000 for the thirteen-week period ended August 27, 2005).

Had compensation cost been determined using the fair value based method at the date of grant for awards granted during the year ended May 31, 2003, the Company’s net earnings for the thirteen-week period ended August 26, 2006 would have been reduced by $86,000 ($77,000 for the thirteen-week period ended August 27, 2005). Basic and diluted earnings per share for those periods would have remained unchanged.

10. Pension plans

The Company offers defined benefit and defined contribution pension plans providing pension benefits to its employees.

The defined benefit and defined contribution pension plans expenses are as follows:

	13 weeks
	2006	2005

	$	$

Defined contribution pension plans expense	6.0	5.5
Defined benefit pension plans expense	0.2	0.3

	6.2	5.8

11. Supplemental cash flow information

	13 weeks
	2006	2005

	$	$
Net changes in non-cash operating asset and liability items
Accounts receivable, income taxes receivable and prepaid expenses	9.2	(11.4)
Inventories	(34.8)	(41.2)
Accounts payable, accrued liabilities and income taxes payable	(11.1)	(91.7)
Other long-term assets	(1.6)	(1.9)
Other long-term liabilities	(2.7)	(0.4)

Net changes in non-cash operating asset and liability items	(41.0)	(146.6)

Other information
Interest paid	73.7	71.7
Income taxes paid	10.3	44.9

12. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current period.

13. Reconciliation of Canadian GAAP to United States GAAP

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). While the information presented below is not a comprehensive summary of all differences between Canadian GAAP and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated net earnings and balance sheets of the Company.

All material differences between Canadian GAAP and US GAAP and the effect on net earnings (loss) and shareholders’ equity are presented in the following tables with an explanation of the adjustments.

	13 weeks
	2006	2005

	$	$
Reconciliation of net earnings (loss)
Net earnings (loss) - Canadian GAAP	(108.8)	11.1
Adjustment in respect of amortization (a)	0.1	0.1
Adjustment in respect of sale-leaseback (b)	(0.6)	-
Tax effect of above adjustments	0.2	-

Net earnings (loss) - US GAAP	(109.1)	11.2

Earnings (loss) per share - US GAAP (in dollars)
Basic	(0.42)	0.04
Diluted	(0.42)	0.04

Other comprehensive income items
Cumulative translation adjustments, net of tax (e)	119.8	34.1
Cumulative translation adjustments on amortization, on sale-leaseback and on sale of capital assets, net of tax (a, b, c and e)	-	(0.6)
Changes in fair value of derivatives, net of tax (d)	(1.1)	1.7
Reclassification of realized gain (loss) on derivatives to the earnings (d)	(0.4)	0.1

Other comprehensive income items	118.3	35.3

13. Reconciliation of Canadian GAAP to United States GAAP (continued)

	As at August 26, 2006	As at May 27, 2006

	$	$
Statement of accumulated other comprehensive income items
Accumulated other comprehensive income items:
Cumulative translation adjustments, net of tax (e)	240.8	121.0
Cumulative translation adjustments on amortization, on sale-leaseback and sale of capital assets, net of tax (a, b, c and e)	(2.7)	(2.7)
Cumulative changes in fair value of derivatives net of reclassification of realized gain (loss) on derivatives to the earnings and net of tax (d)	5.2	6.7

Accumulated other comprehensive income items	243.3	125.0

Reconciliation of shareholders’ equity
Shareholders’ equity - Canadian GAAP	1,570.1	1,565.7
Adjustments in respect of:
Amortization (a)	(13.0)	(13.0)
Sale-leaseback (b)	(2.2)	(1.7)
Sale of capital assets (c)	0.9	0.9
Tax effect of above adjustments	5.1	4.9
Cumulative translation adjustments, net of tax (e)	(240.8)	(121.0)
Accumulated other comprehensive income items	243.3	125.0

Shareholders’ equity - US GAAP	1,563.4	1,560.8

13. Reconciliation of Canadian GAAP to United States GAAP (continued)

The impact of differences between Canadian GAAP and US GAAP on consolidated balance sheet items is as follows:

	As at August 26, 2006		As at May 27, 2006

	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

	$	$	$	$
Consolidated balance sheets items
Assets
Capital assets (a) and (b)	272.2	323.0	1,385.8	1,436.9
Other long-term assets (a), (b) and (d)	105.3	117.5	113.6	127.1

Liabilities
Other long-term liabilities (b)	25.8	95.5	407.1	476.6

Shareholders’ equity	1,570.1	1,563.4	1,565.7	1,560.8

a) Amortization

Under Canadian GAAP, the Company has used the compounded interest method to depreciate its buildings held for leasing until May 31, 2004. This method was not acceptable under US GAAP. The Company records depreciation under US GAAP for its buildings held for leasing using the straight-line method at a rate of 2.5%.

b) Sale-leaseback

On November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment and entered into leaseback agreements. Under Canadian GAAP, the sale-leaseback transaction was accounted for using sale-leaseback accounting which resulted in the Company recording a sale, removing all properties and related liabilities from its balance sheet and recognizing a deferred gain from the sale. The leases are accounted for as operating leases.

13. Reconciliation of Canadian GAAP to United States GAAP (continued)

b) Sale-leaseback (continued)

Under US GAAP, this transaction was accounted for in accordance with Statement Financial Accounting Standards No. 98 (“SFAS 98”), “Accounting for Leases”. SFAS 98 prohibits sale recognition on a sale-leaseback transaction when the sublease is not considered to be minor. The Company accounted for the transaction as a financing transaction which requires sale proceeds to be recorded as a liability on which an interest expense will subsequently be calculated during the term of the amortization period. In addition, since the sale of assets is not recorded, the carrying value of the assets is not adjusted for and will be depreciated over the liability amortization period. Aggregate lease payments received by the purchaser are recorded as revenues by the Company and applied in reduction of the liability.

c) Sale of capital assets

As at November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment which were not subject to a leaseback agreement. Accordingly, the Company recorded a $900,000 gain per US GAAP, compared with a $18,000 gain per Canadian GAAP, reflecting the lesser net book value of the assets sold under US GAAP.

d) Derivative financial instruments and hedging

Under US GAAP, the Company records derivatives on the balance sheet as assets or liabilities measured at their fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

The Company has interest rate swaps in order to fix the interest rate on a portion of its variable interest debt. These interest rate swaps are designated as cash flow hedges with changes in the fair value of those contracts recorded as a component of other comprehensive income items and subsequently recognized as interest on long-term debt in the period in which the hedged exposure takes place. Under Canadian GAAP, changes in fair value of those contracts are not recognized.

e) Foreign currency translation adjustment

Under Canadian GAAP, the Company’s gains and losses arising from the translation of the financial statements are deferred in foreign currency translation adjustments in shareholders’ equity. Under US GAAP, foreign currency translation adjustments are presented as a component of other comprehensive income items under shareholders’ equity.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended August 26, 2006 and August 27, 2005
(In millions of US dollars except for margins)

	13 weeks
	2006	2005

	$	$
Canada
Sales	389.5	322.8
Cost of goods sold	354.9	294.1

Gross profit	34.6	28.7
As a % of sales	8.9%	8.9%

Other revenues (1)	46.9	42.8

General and operating expenses	36.8	33.6

Operating income before amortization	44.7	37.9
Amortization (1)	4.0	4.0

Operating income	40.7	33.9

United States
Sales	2,348.3	2,315.0
Cost of goods sold	1,765.4	1,727.1

Gross profit	582.9	587.9
As a % of sales	24.8%	25.4%

Other revenues	2.4	3.4

General and operating expenses	519.2	524.8
Restructuring charges	10.6	-

Operating income before amortization	55.5	66.5
Amortization	54.2	57.6

Operating income	1.3	8.9

Consolidated
Sales	2,737.8	2,637.8
Cost of goods sold	2,120.3	2,021.2

Gross profit	617.5	616.6
As a % of sales	22.6%	23.4%

Other revenues (1)	49.3	46.2

General and operating expenses	556.0	558.4
Restructuring charges	10.6	-

Operating income before amortization	100.2	104.4
Amortization (1)	58.2	61.6

Operating income	42.0	42.8

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended August 26, 2006 and August 27, 2005

	13 weeks
	2006	2005

Number of outlets
Beginning of period	2,185	2,243
Openings	7	13
Acquisitions	3	1
Relocations	(4)	(7)
Closings	(5)	(78)

End of period	2,186	2,172

Network performance - Retail sales
(In millions of US dollars)
Canada (1)	652.8	555.6
United States	2,348.3	2,315.0

	3,001.1	2,870.6

Network performance - Retail sales
Canada (1)
Pharmacy	60%	58%
Front-end	40%	42%

United States
Pharmacy	74%	73%
Front-end	26%	27%

(1) Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended August 26, 2006 and August 27, 2005

	13 weeks
	2006	2005

Retail sales growth (1)
Canada (2)
Total	6.8%	3.6%
Pharmacy	9.1%	5.5%
Front-end	3.5%	1.4%

United States
Total	1.4%	126.3%
Pharmacy	2.4%	131.0%
Front-end	(1.1)%	114.3%

Retail sales growth - same store (1)
Canada (2)
Total	6.2%	3.5%
Pharmacy	8.6%	5.4%
Front-end	2.6%	1.4%

United States (3)
Total	2.4%	0.3%
Pharmacy	3.3%	1.3%
Front-end	(0.2)%	(2.3)%

(1) Growth is calculated in local currency and is based on comparable periods.
(2) Franchised’s outlet retail sales are not included in the Company’s consolidated financial statements.
(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended August 26, 2006 and August 27, 2005
(In millions of US dollars )

Non GAAP measures - Operating income before amortization (“OIBA”) and OIBA before restructuring charges

OIBA and OIBA before restructuring charges are not measures of performance under Canadian generally accepted accounting principles (“GAAP”); however management uses those performance measures in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA and OIBA before restructuring charges are additional measures used by investors to evaluate operating performance and capacity of a company to meet its financial obligations.

However, OIBA and OIBA before restructuring charges are not and must not be used as alternatives to net earnings (loss) or cash flow generated by operating activities as defined by Canadian GAAP. OIBA and OIBA before restructuring charges are not necessarily indications that cash flow will be sufficient to meet our financial obligations. Furthermore, our definitions of OIBA and OIBA before restructuring charges may not be necessarily comparative to similar measures reported by other companies.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA and OIBA before restructuring charges.

	13 weeks
	2006	2005

	$	$

Net earnings (loss)	(108.8)	11.1
Financing expenses	50.9	50.7
Impairment loss on assets held for sale	120.0	-
Income tax recovery	(20.1)	(19.0)

Operating income	42.0	42.8
Amortization per financial statements	57.3	60.7
Amortization of incentives paid to franchisees (1)	0.9	0.9

Operating income before amortization (“OIBA”)	100.2	104.4

Restructuring charges	10.6	-

OIBA before restructuring charges	110.8	104.4

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended August 26, 2006 and August 27, 2005
(Tabular amounts are in millions of US dollars except per share amounts)

Non GAAP measures - Earnings before specific items

Earnings before specific items and earnings per share before specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company’s measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings (loss) and earnings (loss) per share are reconciled hereunder to earnings before specific items and earnings per share before specific items. All amounts are net of income taxes when applicable.

	13 weeks
	2006	2005

	$	$

Net earnings (loss)	(108.8)	11.1
Restructuring charges	6.4	-
Unrealized foreign exchange losses on monetary items	0.2	1.2
Impairment loss on assets held for sale	120.0	-

Earnings before specific items	17.8	12.3

Earnings (loss) per share	(0.42)	0.04
Restructuring charges	0.03	-
Unrealized foreign exchange losses on monetary items	-	0.01
Impairment loss on assets held for sale	0.46	-

Earnings per share before specific items	0.07	0.05